UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Resignation of Ms. Lin Caspia

In April 2024, Ms. Caspia Lin (“Ms. Lin”) notified Earlyworks Co., Ltd. (the “Company”) of her resignation as the Chief Financial Officer of the Company, effective as of April 30, 2024. Ms. Lin has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Kota Kobayashi

To fill in the vacancy created by the resignation of Ms. Lin, the Company appointed Mr. Kota Kobayashi (“Mr. Kobayashi”) to serve as the full-time Chief Financial Officer of the Company, effective May 1, 2024, following Ms. Lin’s resignation.

Mr. Kobayashi, age 30, has served as the co-founder and CEO of Hotaru Inc., which provides rent guarantees to tenants who need a guarantor under lease agreements, since December 2023. He has served as the founder and CEO of Pyrus Inc., which provides fundraising support and management consulting for companies in the sports industry and start-ups, since November 2018. He served as an analyst at Mizuho Securities Co., Ltd. from April 2018 to November 2018, and an analyst at Mizuho Bank, Ltd. from April 2017 to March 2018. He obtained a bachelor’s degree in finance from Benedictine College in Kansas, United States in 2016.

There are no family relationships between Mr. Kobayashi and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Kobayashi and any other person pursuant to which he was appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer and Representative Director (Principal Executive Officer)

Date: May 1, 2024